UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 6)

                             SISKON GOLD CORPORATION
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                                (NAME OF ISSUER)

                 CLASS A COMMON STOCK, PAR VALUE $.001 PER SHARE
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                         (TITLE OF CLASS OF SECURITIES)


                                   829715-10-1
                           -------------------------
                                 (CUSIP Number)


                                          Frederick R. Cummings, Jr., Esq.
                                               Warshaw Burstein Cohen
Linda Seaman                                   Schlesinger & Kuh, LLP
63 Hunting Ridge Road                              555 Fifth Avenue
Greenwich, Connecticut 06831                  New York, New York 10017
                                                    (212) 984-7700

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            (NAME, ADDRESS, AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)


                               SEPTEMBER 30, 1997
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|

Check the following box if a fee is being paid with the statement: |_|


                                Page 1 of 4 Pages


CUSIP NO. 829715-10-1
---------------------

1.        Name of Reporting Person                                             Linda Seaman

          S.S. or I.R.S. Identification No.
          of Above Person

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2.        Check the Appropriate Box if a                                       (a) [ ]
          Member of a Group                                                    (b) [ ]
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3.        SEC Use Only
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4.        Source of Funds                                                          PF
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5.        Check if Disclosure of Legal Proceedings
          is Required Pursuant to Items 2(d) or
          2(e)                                                                     [ ]
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6.        Citizenship or Place of Organization                 United States

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                                           7. Sole Voting      1,540,409
                                              Power
                                              ---------------------------------------------
Number of Shares                           8. Shared Voting
Beneficially Owned                            Power
by Reporting                                  ---------------------------------------------
Person With                                9. Sole             1,540,409
                                              Dispositive
                                              Power
                                              ---------------------------------------------
                                          10. Shared
                                              Dispositive
                                              Power
-------------------------------------------------------------------------------------------

11.        Aggregate Amount Beneficially
           Owned By Each Reporting Person                      1,540,409

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12.        Check box if the Aggregate Amount
           in Row (11) Excludes Certain Shares                  [X]

-------------------------------------------------------------------------------------------

13.        Percent of Class Represented by
           Amount in Row (11)                                   5%

-------------------------------------------------------------------------------------------

14.        Type of Reporting Person                             IN

-------------------------------------------------------------------------------------------

                                Page 2 of 4 Pages

         This Amendment No. 6 amends,  as set forth below,  certain items of the
Schedule 13D filed on behalf of Linda Seaman with the Securities and Exchange Commission on October 2, 1991, as previously amended (the "Statement"). This Amendment reflects the reduction of Mrs. Seaman's beneficial ownership of shares of the Issuer's Class A Common Stock, par value $.001 per share ("Common Shares"), to 1,540,409 or 5% of the Common Shares outstanding, due to changes in the aggregate number of Common Shares outstanding. Except as amended hereby, the Statement remains in full force and effect.

Item 4.  Purpose of the Transaction.
         ---------------------------

         In its Quarterly Report on Form 10-QSB for the period ended June 30, 1997, the Issuer noted that it had ceased mining operations and that its prospects for obtaining additional capital or joint venture partners in the near future were unlikely. The Issuer stated that it had put its properties on a care and maintenance basis, terminated its contractual arrangements with its officers, and contributed its remaining equipment, plant and supplies to others in exchange for an interest in net profits from certain mining operations. Mrs. Seaman intends to sell Common Shares from time to time to the extent that there is a market for the Common Shares. Mrs. Seaman does not have any present plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         (a) Mrs. Seaman may be deemed to be the beneficial owner of 1,540,409 Common Shares, representing approximately 5% of the issued and outstanding Common Shares (based on 29,745,058 Common Shares outstanding as of August 5, 1997, plus the 593,733 Common Shares issuable upon conversion of the one-half of the $4,156,134.48 aggregate principal amount of the Amended and Restated
Convertible Note of the Issuer in the aggregate principal amount of $4,156,134.48 held by Mrs. Seaman and her husband, Carl Seaman (the "Amended and Restated Note") that she has the independent right to convert, as set forth below), consisting of:

                            (i)  946,676 Common Shares owned directly by
         Mrs. Seaman; and

                           (ii) 593,733 Common Shares issuable to Mrs. Seaman upon conversion of the one-half of the $4,156,134.48 aggregate principal amount of the Amended and Restated Note that she has the independent right to convert. The Amended and Restated Note is convertible into Common Shares at a conversion price of $3.50 per share and bears interest at the rate of 10% per annum. In payment of the


                                Page 3 of 4 Pages
         interest due on November 15, 1996, 88,410 Common Shares were issued to Mrs. Seaman at the rate of one Common Share for every $2.56 of interest. By Waiver of Interest Payment in August, 1997, Mr. And Mrs. Seaman waived the payment of interest due in Common Shares on November 15, 1997.
         Pursuant to an agreement between Mr. and Mrs. Seaman, each of them has the independent right to convert up to one-half of the principal amount of the Amended and Restated Note, and to receive one-half of any Common Shares issued to them as interest thereunder.

                  Mrs. Seaman's beneficial ownership set forth above does not include (i) 1,264,658 Common Shares owned directly by Mr. Seaman, (ii) 593,733 Common Shares which may be acquired by Mr. Seaman upon conversion of the one-half of the $4,156,134.48 aggregate principal amount of the Amended and Restated Note that Mr. Seaman has the independent right to convert (as set forth above), (iii) 200,000 Common Shares issuable upon exercise of warrants (the "Warrants") owned directly by Mr. Seaman (each Warrant entitles the holder to purchase one Common Share for a purchase price of $6.00 per share at any time prior to the date that is two years from the effective date of a registration statement registering the Common Shares issuable upon exercise of the Warrants)and (iv) 73,666 Common Shares owned directly by Carl & Associates, a partnership of which Mr. Seaman holds an 80% equity ownership interest and his two adult children hold the remaining 20% equity ownership interests. Mrs. Seaman disclaims beneficial ownership of all Common Shares held by Mr. Seaman.

                  (b) Mrs. Seaman has sole power to vote and to dispose of 1,540,409 Common Shares, including 593,733 Common Shares which she has the right to acquire upon conversion of the $4,156,134.48 aggregate principal amount of the Amended and Restated Note that Mrs. Seaman has the independent right to convert.

                  (c) Mrs. Seaman has not engaged in any transactions in the Common Shares during the 60 days preceding the date of this statement.

                                    SIGNATURE
                                    ---------


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, correct and complete.

Dated:  October 7, 1997


                                          /s/ LINDA SEAMAN
                                          ------------------------
                                              Linda Seaman



                                Page 4 of 4 Pages